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                        PHIBRO ANIMAL HEALTH CORPORATION
                               65 Challenger Road
                        Ridgefield Park, New Jersey 07660
                               Tel: (201) 329-7300
                               Fax: (201) 329-7399

                                February 2, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549
Attention:  Jeffrey Riedler, Assistant Director
            Division of Corporation Finance

Re:      Phibro Animal Health Corporation
         Registration Statement on Form S-4
         File Number: 333-122063, filed January 14, 2005

Dear Mr. Reidler:

         Pursuant to Rule 461 under the Securities Act of 1933, as amended, Phibro Animal Health Corporation, a New York corporation (the "Company"), on its own behalf and on behalf of its subsidiaries listed as co-registrants, hereby requests that the effective date of the Registration Statement referenced above be accelerated so that such Registration Statement may become effective at 10:00 a.m. on February 4, 2005 or as soon thereafter as practicable.

         In connection with the foregoing request, the Company acknowledges:

         (i) should the Securities and Exchange Commission (the "Commission") or the Staff, acting pursuant to delegated authority, declare the above referenced filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

         (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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Securities and Exchange Commission
February 2, 2005
Page: 2

         (iii) the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                Very truly yours,

                                PHIBRO ANIMAL HEALTH CORPORATION


                                By: /s/ Richard G. Johnson
                                    __________________________
                                    Name:  Richard G. Johnson
                                    Title: Chief Financial Officer